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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               GeneMedicine, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    36870710
                                 (CUSIP Number)

                   Andrew J. Levinson, Herzfeld & Rubin, P.C.,
            40 Wall Street, New York, New York 10005 (212) 344-5500
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  March 3, 1997
             (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP NO. 36870710                                             Page 2 of 7 Pages

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   1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            David Blech
            ###-##-####

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   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                         (b) / /

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   3        SEC USE ONLY

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   4        SOURCE OF FUNDS*

            PF; BD
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   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               / /

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   6        CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
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                                       7        SOLE VOTING POWER

            NUMBER OF                           781,500 shares
                                  ----------------------------------------------
             SHARES                    8        SHARED VOTING POWER

          BENEFICIALLY                          133,333 shares

          OWNED BY EACH           ----------------------------------------------
                                       9        SOLE DISPOSITIVE POWER
            REPORTING
             PERSON                             781,500 shares

              WITH                ----------------------------------------------
                                       10       SHARED DISPOSITIVE POWER

                                                133,333 shares
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   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            914,833 shares


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   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          / /

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   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.0%

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   14       TYPE OF REPORTING PERSON*

            IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

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         The following Amendment No. 2 (this "Amendment") to a statement on
Schedule 13D (the "Statement") filed on January 29, 1997, as amended by Amendment No. 1 thereto filed on February 7, 1997, with respect to the common stock, par value $.001 per share (the "Common Stock"), of GeneMedicine, Inc. (the "Issuer") is being filed on behalf of David Blech. Capitalized terms used in this Amendment but not defined herein shall have the respective meanings ascribed to them in the Statement.

Item 2. Identity and Background.

         The information previously filed in response to subsections (d) - (e) of Item 2 is amended by adding the following at the end thereof:

         Although Mr. Blech has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, he has entered into an agreement with the United States Attorney's Office for the Southern District of New York pursuant to which he has agreed to plead guilty to a one-count information charging a violation of the antifraud provisions of Section 10(b) of the Securities Exchange Act of 1934, as amended.

         In addition, while the decision is on appeal and, accordingly, has not become final, the District Business Conduct Committee for District No. 10 of NASD Regulation, Inc. reached a decision, dated December 3, 1996, in a matter styled District Business Conduct Committee for District No. 10 v. David Blech, regarding the alleged failure of Mr. Blech to respond to requests

                                        3

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by the staff of the National Association of Securities Dealers, Inc. ("NASD")
for documents and information in connection with seven customer complaints against various registered representatives of D. Blech & Co., which was at the time a registered broker-dealer and a member of the NASD. The decision found that Mr. Blech failed to respond to such requests in violation of NASD rules and that Mr. Blech should, therefore, be censured, fined $20,000 and barred from associating with any member firm in any capacity. On December 17, 1996, Mr. Blech appealed from the decision, thereby staying the effectiveness of the decision pending the appeal.

Item 3. Source and Amount of Funds or Other Consideration.

         The information set forth under Item 3 is hereby supplemented by adding the following at the end of the last paragraph of Item 3:

                  Mr. Blech has further acquired, in open market purchases, 274,500 shares of Common Stock for an aggregate purchase price of $2,219,656.13 as set forth in the table below.

                                                                        Price
                                              Shares                     Per
                    Date                    Purchased                   Share

                  2/07/97                     22,000                   $7.5625
                  2/10/97                     10,000                    8.00
                  2/10/97                      5,000                    8.1875
                  2/21/97                      2,500                    8.375
                  2/24/97                      6,000                    8.94
                  2/25/97                      5,000                    9.00
                  2/26/97                      5,000                    9.25
                  2/27/97                     40,000                    9.3672
                  3/03/97                     10,000                    8.3125
                  3/03/97                     52,500                    8.21875
                  3/03/97                     50,000                    8.21

                                        4

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                  3/03/97                    6,500                      8.1875
                  3/04/97                   25,000                      8.153
                  3/14/97                   20,000                      7.50
                  4/03/97                   25,000                      5.875
                  4/04/97                   10,000                      6.28


                  The source of approximately half of the funds required to effect the foregoing purchases was Mr. Blech's personal funds and the source of the remaining funds required to effect such transactions was borrowings of margin funds from or through the broker dealers by which such purchases were effected.

Item 5. Interest in Securities of the Issuer.

         The information set forth in the first paragraph under paragraph (a) of
Item 5 is hereby deleted and replaced by the following:

         (a) Mr. Blech has acquired 781,500 shares of the Common Stock. In addition, upon exercise, the Warrant is convertible into 133,333 shares of Common Stock. As the sole director and officer of D. Blech & Co., Mr. Blech could be deemed to beneficially own such shares of Common Stock. Accordingly, Mr. Blech beneficially owns 7.0% of the Common Stock deemed to be outstanding based on 12,990,314 shares of Common Stock reported by the Issuer as outstanding on October 25, 1996 in its Quarterly Report on Form 10-Q for the period ending September 30, 1996.

         The information set forth under paragraphs (b) and (c) of Item 5 is hereby deleted and replaced by the following:

         (b) Mr. Blech has sole voting and dispositive powers with respect to 781,500 shares of Common Stock and shares with D.

                                        5

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Blech & Co. the voting and dispositive powers with respect to the remaining
133,333 shares identified in the Statement.


         (c) The only transactions with respect to the securities of the Issuer by Mr. Blech in the last sixty days and not previously reported are (i) the purchases set forth in Item 3 of this Amendment, and (ii) the sale of 420,000 shares of the Common Stock on March 20, 1997 at a net sales price of $6.9375 per share. All such transactions were effected in open market transactions on the Nasdaq National Market.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 1997

                                               /s/ DAVID BLECH
                                               -----------------------------
                                               David Blech

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